Via Facsimile and U.S. Mail
Mail Stop 6010

September 7, 2006

Martin L. Vaughan, III
Chairman and Chief Executive Officer
Hilb Rogal & Hobbs Company
4951 Lake Brook Drive, Suite 500
Glen Allen, VA 23060

Re: Hilb Rogal & Hobbs Company
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File Number: 000-15981

Dear Mr. Vaughan:

   We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with additional information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Overview, page 1

1.   Please explain to us why each of the regional operating units described here does not represent a separate reporting segment under the criteria of SFAS 131. If these are not separate segments, please confirm that your chief operating decision maker does not regularly review operating results by each operating unit. In addition, please provide to us the information required to be disclosed by paragraph 37 of SFAS 131 related to revenues by the major lines of business and tell us why you have not made this disclosure in your financial statements. Page 14 of your Form 10-Q for the period ended June 30, 2006 indicates that you have

three major lines of business, commercial property & casualty, employee benefits and personal lines.

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 5

2.   The table of contractual obligations should include interest on long-term debt. Please provide to us a revised table that includes the interest on long-term debt as well a revised note to the table that explains this inclusion. Also, please explain to us why the maturities of long-term debt disclosed in note D do not agree with the payments due by period for long-term debt in this table.

Notes to Consolidated Financial Statements

Note J – Intangible Assets, page 24

3.   Please provide to us in disclosure-type format a revised discussion of your intangible assets and goodwill to include all of the disclosures required by paragraphs 44 and 45 of SFAS 142. Specifically include the weighted amortization periods of the major classes of intangible assets. Also include the goodwill roll forward for each period for which a statement of financial position is presented.

Note P – Commitments and Contingencies, page 28

4.   Please provide to us in disclosure-type format an estimate of the possible loss or range of loss or state that such an estimate cannot be made as required by paragraph 10 of SFAS 5. If no such range is determinable as is intimated by your disclosure that you are unable to predict the outcome of these matters, then provide to us in disclosure-type format the actual stated dollar amounts that are being sought in each case as these amounts would seem to be the upper end of the possible range. If no dollar amount is stated or you are unable to determine the dollar amount, disclose that fact along with the reasons why you are unable to determine an actual dollar amount.

* * * *

Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant